Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated November 4, 2015 and should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2015 and the audited consolidated financial statements for the year ended December 31, 2014 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended September 30, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, "adjusted dividends", “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Cash flow from operating activities	547,186	583,084	(6)	1,437,531	1,803,705	(20)
Changes in non-cash working capital	(68,671)	21,414	(421)	(18,358)	(9,703)	89
Transaction costs	1,534	3,082	(50)	11,232	13,052	(14)
Decommissioning expenditures	3,557	10,813	(67)	10,965	28,123	(61)
Funds flow from operations	483,606	618,393	(22)	1,441,370	1,835,177	(21)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment to property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The Company has previously referred to adjusted net earnings from operations as "operating income".

CRESCENT POINT ENERGY CORP.	1

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Net income (loss)	(201,365)	258,059	(178)	(487,877)	387,535	(226)
Amortization of E&E undeveloped land	54,122	71,445	(24)	148,876	207,076	(28)
Impairment to PP&E	555,681	-	-	555,681	-	-
Unrealized derivative gains	(443,153)	(260,956)	70	(130,614)	(43,175)	203
Unrealized foreign exchange loss on translation of hedged US dollar long-term debt	147,928	69,417	113	247,627	71,411	247
Unrealized loss on long-term investments	19,265	12,611	53	8,728	3,716	135
Gain on capital acquisitions	(12,502)	-	-	(18,761)	-	-
Deferred tax relating to adjustments	(104,681)	27,857	(476)	(239,716)	(67,476)	255
Adjusted net earnings from operations	15,295	178,433	(91)	83,944	559,087	(85)
Adjusted dividends is calculated as dividends declared to shareholders less the fair value of the discount on the market value of Crescent Point common shares issued pursuant to the Company's Premium DividendTM and Dividend Reinvestment Plan ("DRIP") and the Share Dividend Plan ("SDP"). Management utilizes adjusted dividends to present the value of dividends declared to shareholders if settled completely in cash. Crescent Point suspended participation in the DRIP and SDP effective August 12, 2015.
The following table reconciles dividends declared to shareholders to adjusted dividends:

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Dividends declared to shareholders	219,655	299,763	(27)	867,568	864,167	-
Fair value of discount on market value of shares issued pursuant to DRIP and SDP	(1,857)	-	-	(12,018)	-	-
Adjusted dividends	217,798	299,763	(27)	855,550	864,167	(1)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($000s)	September 30, 2015	December 31, 2014	% Change
Long-term debt (1)	4,399,445	2,943,074	49
Accounts payable and accrued liabilities	617,679	839,228	(26)
Dividends payable	50,461	102,697	(51)
Cash	(42,691)	(3,953)	980
Accounts receivable	(352,139)	(418,688)	(16)
Prepaids and deposits	(6,640)	(6,519)	2
Long-term investments	(35,454)	(49,878)	(29)
Excludes:
Equity settled component of dividends payable	-	(29,806)	(100)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(432,673)	(185,046)	134
Net debt	4,197,988	3,191,109	32

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company's capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	Three months ended September 30			Nine months ended September 30
	2015	2014	% Change	2015	2014	% Change
Crude oil and NGL (bbls/d)	155,037	128,495	21	144,329	124,310	16
Natural gas (mcf/d)	105,249	76,126	38	90,576	72,633	25
Total (boe/d)	172,579	141,183	22	159,425	136,416	17
Crude oil and NGL (%)	90	91	(1)	91	91	-
Natural gas (%)	10	9	1	9	9	-
Total (%)	100	100	-	100	100	-
Production increased by 22 percent in the three months ended September 30, 2015, compared to the same period in 2014, primarily due to the acquisitions completed in the second and third quarters of 2015 and the Company's successful drilling and fracture stimulation programs, partially offset by natural declines. Production increased by 17 percent in the nine months ended September 30, 2015, compared to the same period in 2014, primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the second and third quarters of 2015, partially offset by natural declines. The Company's weighting to oil and NGLs in the three and nine month periods ended September 30, 2015 remained consistent with the comparative periods.
On June 30, 2015, Crescent Point acquired approximately 20,000 boe/d of production in southeast Saskatchewan, Manitoba, Alberta and North Dakota through its acquisition, by plan of arrangement, of Legacy Oil + Gas Inc. ("Legacy").
On August 14, 2015, Crescent Point acquired approximately 2,600 boe/d of production in Alberta through its acquisition, by plan of arrangement, of Coral Hill Energy Ltd. ("Coral Hill").
The following is a summary of Crescent Point's production by area:

	Three months ended September 30			Nine months ended September 30
Production By Area	2015	2014	% Change	2015	2014	% Change
Southeast Saskatchewan and Manitoba	97,255	80,350	21	90,427	78,134	16
Southwest Saskatchewan	30,526	28,710	6	31,378	28,850	9
United States	23,741	18,824	26	22,568	17,080	32
Alberta and West Central Saskatchewan	21,057	13,299	58	15,052	12,352	22
Total (boe/d)	172,579	141,183	22	159,425	136,416	17
In the three and nine months ended September 30, 2015, the Company drilled 174 (153.2 net) wells and 602 (512.3 net) wells, respectively, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan, the Flat Lake resource play in southeast Saskatchewan, the Viking resource play in west central Saskatchewan and the Uinta Basin resource play in northeast Utah.
Marketing and Prices

	Three months ended September 30			Nine months ended September 30
Average Selling Prices (1)	2015	2014	% Change	2015	2014	% Change
Crude oil and NGL ($/bbl)	49.13	90.59	(46)	51.88	93.58	(45)
Natural gas ($/mcf)	3.05	4.59	(34)	3.07	5.24	(41)
Total ($/boe)	46.00	84.92	(46)	48.71	88.07	(45)

(1)	The average selling prices reported are before realized derivatives and transportation.

CRESCENT POINT ENERGY CORP.	3

	Three months ended September 30			Nine months ended September 30
Benchmark Pricing	2015	2014	% Change	2015	2014	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	46.44	97.21	(52)	50.98	99.60	(49)
WTI crude oil (Cdn$/bbl)	61.11	105.66	(42)	64.53	109.45	(41)
LSB crude oil (Cdn$/bbl) (1)	54.62	95.62	(43)	57.17	99.71	(43)
LSB oil differential (%)	11	10	1	11	9	2
WCS crude oil (Cdn$/bbl) (2)	43.70	83.72	(48)	47.90	86.29	(44)
WCS oil differential (%)	28	21	7	26	21	5
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf)	2.91	4.01	(27)	2.78	4.89	(43)
AECO monthly index natural gas (Cdn$/mcf)	2.79	4.23	(34)	2.80	4.56	(39)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.76	0.92	(17)	0.79	0.91	(13)

(1)	LSB refers to the Light Sour Blend crude oil price.

(2)	WCS refers to the Western Canadian Select crude oil price.
In the third quarter of 2015, the Company's average selling price for oil decreased 46 percent from the same period in 2014, primarily as a result of a 52 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential, partially offset by a weaker Canadian dollar.
Crescent Point's corporate oil differential for the third quarter of 2015 was $11.98 per bbl, or 20 percent, compared to $15.07 per bbl, or 14 percent, in the third quarter of 2014. The Company’s corporate oil differential for the third quarter of 2015 was negatively impacted by the weakening of prices for propane, butane and condensate and the widening of light oil and medium and heavy oil differentials as a percentage of the Cdn$ WTI benchmark price. NGL production of 11,455 bbls/d for the third quarter of 2015 accounted for 7 percent of Crescent Point’s total production. In the three months ended September 30, 2015, the Cdn$ WTI - LSB differential widened to 11 percent from 10 percent and the Cdn$ WTI - WCS differential widened to 28 percent from 21 percent from the same period of 2014.
In the nine months ended September 30, 2015, the Company's average selling price for oil decreased 45 percent from the same period in 2014, primarily as a result of a 49 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential, partially offset by a weaker Canadian dollar.
The Company's corporate oil differential for the nine months ended September 30, 2015 was $12.65 per bbl, or 20 percent, compared to $15.87 per bbl, or 14 percent, in the same period of 2014. The Company's corporate oil differential for the nine months ended September 30, 2015 was impacted by a widening of light oil and medium and heavy oil differentials as a percentage of the Cdn$ WTI benchmark price. In the nine months ended September 30, 2015, the Cdn$ WTI - LSB differential widened to 11 percent from 9 percent and the Cdn$ WTI - WCS differential widened to 26 percent from 21 percent in the same period of 2014.
The Company's exposure to medium and heavy oil differentials is due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices. The Company is also exposed to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin.
To mitigate against price risks, the Company has an active 3½ year hedging program for Canadian dollar denominated WTI prices and for differentials where applicable. In addition, the Company continues to deliver crude oil through its various rail terminals to provide access to diversified markets and pricing.
The Company's average selling price for gas in the three and nine months ended September 30, 2015 decreased 34 percent from $4.59 per mcf to $3.05 per mcf and 41 percent from $5.24 per mcf to $3.07 per mcf, respectively, primarily as a result of the 27 percent and 43 percent decreases in the AECO daily benchmark price, respectively.

CRESCENT POINT ENERGY CORP.	4

Derivatives
The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

	Three months ended September 30			Nine months ended September 30
($000s, except volume amounts)	2015	2014	% Change	2015	2014	% Change
Average crude oil volumes hedged (bbls/d) (1)	69,078	65,100	6	65,279	65,255	-
Crude oil realized derivative gain (loss) (1)	170,961	(37,884)	(551)	444,888	(163,624)	(372)
per bbl	11.99	(3.20)	(475)	11.29	(4.82)	(334)
Average natural gas volumes hedged (GJ/d) (2)	34,000	24,000	42	32,352	21,363	51
Natural gas realized derivative gain (loss)	2,905	(992)	(393)	8,238	(4,286)	(292)
per mcf	0.30	(0.14)	(314)	0.33	(0.22)	(250)
Average barrels of oil equivalent hedged (boe/d) (1)	74,449	68,891	8	70,390	68,630	3
Total realized derivative gain (loss) (1)	173,866	(38,876)	(547)	453,126	(167,910)	(370)
per boe	10.95	(2.99)	(466)	10.41	(4.51)	(331)

(1)
In the three and nine months ended September 30, 2014, the crude oil realized derivative loss includes the realized derivative gains on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business and market conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow volatility.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.
With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point includes the hedging of price differentials as a component of the Company's risk management programs. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded total realized derivative gains of $173.9 million and $453.1 million for the three and nine months ended September 30, 2015, respectively, compared to total realized derivative losses of $38.9 million and $167.9 million, respectively, for the same periods in 2014.
The Company's realized derivative gain for oil was $171.0 million and $444.9 million for the three and nine months ended September 30, 2015, respectively, compared to realized derivative losses of $37.9 million and $163.6 million for the same periods in 2014. The realized derivative gains in the three and nine months ended September 30, 2015 are largely attributable to decreases in the Cdn$ WTI benchmark price, partially offset by decreases in the Company's average derivative oil price. During the three months ended September 30, 2015, the Company's average derivative oil price decreased by 11 percent or $11.32 per bbl, from $99.33 per bbl in 2014 to $88.01 per bbl in 2015. During the nine months ended September 30, 2015, the Company's average derivative oil price decreased by 11 percent or $11.22 per bbl, from $100.27 per bbl in 2014 to $89.05 per bbl in 2015.
Crescent Point's realized derivative gain for gas was $2.9 million and $8.2 million for the three and nine months ended September 30, 2015, respectively, compared to realized derivative losses of $1.0 million and $4.3 million, respectively, for the same periods in 2014. The realized derivative gains in the three and nine months ended September 30, 2015 are largely attributable to the decrease in the AECO monthly index price and the increase in gas volumes hedged as a result of increased production. During the three and nine months ended September 30, 2015, the Company's average derivative gas price remained consistent with the same periods in 2014 at $3.57 per GJ and $3.59 per GJ, respectively.
The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has recorded its derivatives at fair value.

CRESCENT POINT ENERGY CORP.	5

The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Crude oil	252,932	189,540	33	(137,906)	(16,205)	751
Natural gas	(327)	2,289	(114)	(522)	(5,191)	(90)
Interest	377	1,081	(65)	2,301	3,071	(25)
Power	(334)	264	(227)	(218)	457	(148)
Cross currency interest rate	187,363	64,980	188	262,045	59,345	342
Cross currency principal	3,142	1,350	133	4,914	1,295	279
Foreign exchange	-	1,452	(100)	-	403	(100)
Total unrealized derivative gain	443,153	260,956	70	130,614	43,175	203
The Company recognized a total unrealized derivative gain of $443.2 million for the three months ended September 30, 2015 compared to $261.0 million in the same period in 2014, primarily due to a $252.9 million unrealized derivative gain on crude oil contracts in the third quarter of 2015 compared to $189.5 million in the third quarter of 2014. The unrealized oil derivative gain for the three months ended September 30, 2015 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at September 30, 2015 compared to June 30, 2015, partially offset by the maturity of in the money contract months. The unrealized oil derivative gain for the three months ended September 30, 2014 is primarily attributable to the decrease in the Cdn$ WTI forward benchmark price at September 30, 2014 compared to June 30, 2014 and the maturity of out of the money contract months.
The total unrealized derivative gain in the third quarter of 2015 was also partially attributable to a $187.4 million unrealized derivative gain on Cross Currency Interest Rate Swaps (“CCIRS”) compared to $65.0 million in the third quarter of 2014. The unrealized CCIRS derivative gain for the three months ended September 30, 2015 is primarily the result of the weaker forward Canadian dollar at September 30, 2015 compared to June 30, 2015. The unrealized CCIRS derivative gain for the three months ended September 30, 2014 was primarily the result of the weaker forward Canadian dollar at September 30, 2014 compared to June 30, 2014.
During the nine months ended September 30, 2015, the Company recognized a total unrealized derivative gain of $130.6 million compared to $43.2 million in the same period in 2014, primarily due to a $262.0 million unrealized derivative gain on CCIRS compared to $59.3 million in the same period of 2014. The unrealized CCIRS derivative gain for the nine months ended September 30, 2015 was primarily the result of the weaker forward Canadian dollar at September 30, 2015 compared to December 31, 2014. The unrealized CCIRS derivative gain for the nine months ended September 30, 2014 was primarily the result of the weaker forward Canadian dollar at September 30, 2014 compared to December 31, 2013.
The total unrealized derivative gain in the nine months ended September 30, 2015 was partially offset by a $137.9 million unrealized derivative loss on crude oil contracts compared to $16.2 million for the same period of 2014. The unrealized oil derivative loss for the nine months ended September 30, 2015 is primarily attributable to the maturity of in the money contract months, partially offset by the decrease in the Cdn$ WTI forward benchmark price at September 30, 2015 compared to December 31, 2014. The unrealized oil derivative loss for the nine months ended September 30, 2014 is primarily attributable to the increase in the Cdn$ WTI forward benchmark price at September 30, 2014 compared to December 31, 2013, partially offset by the maturity of out of the money contract months.
Revenues

	Three months ended September 30			Nine months ended September 30
($000s) (1)	2015	2014	% Change	2015	2014	% Change
Crude oil and NGL sales	700,746	1,070,884	(35)	2,044,136	3,175,957	(36)
Natural gas sales	29,541	32,145	(8)	75,942	103,881	(27)
Total oil and gas sales	730,287	1,103,029	(34)	2,120,078	3,279,838	(35)

(1)	Revenue is reported before realized derivatives and transportation.
Crude oil and NGL sales decreased 35 percent in the three months ended September 30, 2015, from $1.1 billion in 2014 to $700.7 million in 2015, primarily due to the 46 percent decrease in realized prices, partially offset by the 21 percent increase in crude oil and NGL production. The decrease in realized prices is largely a result of the 42 percent decrease in the Cdn$ WTI benchmark price as compared to the third quarter of 2014 and a wider corporate oil differential. The increased production in the third quarter of 2015 is primarily due to the acquisitions completed in the second and third quarters of 2015 and the Company's successful drilling and fracture stimulation programs.
Crude oil and NGL sales decreased 36 percent in the nine months ended September 30, 2015, from $3.2 billion in 2014 to $2.0 billion in 2015, primarily due to the 45 percent decrease in realized prices, partially offset by the 16 percent increase in crude oil and NGL production. The decrease in realized prices is largely a result of the 41 percent decrease in the Cdn$ WTI benchmark price as compared to the same period in 2014 and a wider corporate oil differential. The increased production in the nine months ended September 30, 2015 is primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the second and third quarters of 2015.

CRESCENT POINT ENERGY CORP.	6

Natural gas sales decreased 8 percent and 27 percent in the three and nine months ended September 30, 2015, respectively, compared to the same 2014 periods. The decreases are primarily due to the 34 percent and 41 percent decreases in realized natural gas prices, partially offset by the 38 percent and 25 percent increases in natural gas production for the three and nine months ended September 30, 2015, respectively. The decreases in realized natural gas prices are largely due to the decreases in the AECO daily benchmark prices. The increased natural gas production in 2015 is primarily due to acquisitions completed in the second quarter of 2015 and successful drilling in Viewfield and Utah, partially offset by natural declines.
Royalties

	Three months ended September 30			Nine months ended September 30
($000s, except % and per boe amounts)	2015	2014	% Change	2015	2014	% Change
Royalties	115,468	205,102	(44)	332,524	588,179	(43)
As a % of oil and gas sales	16	19	(3)	16	18	(2)
Per boe	7.27	15.79	(54)	7.64	15.79	(52)
Royalties decreased 44 percent and 43 percent in the three and nine months ended September 30, 2015, respectively, compared to the same periods in 2014. These decreases are largely due to the 34 percent and 35 percent decreases in oil and gas sales in the three and nine months ended September 30, 2015, respectively. Royalties as a percentage of sales for the three and nine months ended September 30, 2015 decreased primarily due to the impact of the decrease in benchmark prices on crown royalty formulas.
Operating Expenses

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Operating expenses	202,499	163,805	24	529,194	469,196	13
Per boe	12.75	12.61	1	12.16	12.60	(3)
Operating expenses per boe remained consistent in the three months ended September 30, 2015, compared to the same period in 2014, primarily due to higher associated operating costs from acquisitions completed in the second quarter of 2015, largely offset by the positive impact of the Company’s cost reduction initiatives. Operating expenses per boe decreased in the nine months ended September 30, 2015 compared to the same period in 2014, primarily due to the positive impact of the Company’s cost reduction initiatives, partially offset by higher associated operating costs from acquisitions completed in the second quarter of 2015. The Company will continue to implement its cost reduction initiatives with a focus on integrating its recent acquisitions to improve operating costs in future periods.
Operating expenses increased 24 percent and 13 percent in the three and nine months ended September 30, 2015, respectively, compared to the same periods in 2014, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in the second and third quarters of 2015.
Transportation Expenses

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Transportation expenses	38,610	29,616	30	103,268	85,605	21
Per boe	2.43	2.28	7	2.37	2.30	3
Transportation expenses per boe increased 7 percent and 3 percent in the three and nine months ended September 30, 2015, respectively, compared to the same periods in 2014. The increases are primarily due to higher pipeline tariffs resulting from increased tariff rates and pipeline usage, partially offset by lower trucking costs as a result of the Company's investments in pipeline gathering systems and reduced oil deliveries through the Company's rail terminals.
Transportation expenses increased 30 percent and 21 percent in the three and nine months ended September 30, 2015, respectively, compared to the same periods in 2014, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in the second and third quarters of 2015 and the increases in per boe transportation expenses as noted above.

CRESCENT POINT ENERGY CORP.	7

Netbacks

	Three months ended September 30
	2015			2014
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	49.13	3.05	46.00	84.92	(46)
Royalties	(7.76)	(0.50)	(7.27)	(15.79)	(54)
Operating expenses	(13.34)	(1.26)	(12.75)	(12.61)	1
Transportation expenses	(2.38)	(0.49)	(2.43)	(2.28)	7
Netback prior to realized derivatives	25.65	0.80	23.55	54.24	(57)
Realized gain (loss) on derivatives	11.99	0.30	10.95	(2.99)	(466)
Netback	37.64	1.10	34.50	51.25	(33)

	Nine months ended September 30
	2015			2014
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	51.88	3.07	48.71	88.07	(45)
Royalties	(8.20)	(0.37)	(7.64)	(15.79)	(52)
Operating expenses	(12.69)	(1.18)	(12.16)	(12.60)	(3)
Transportation expenses	(2.39)	(0.37)	(2.37)	(2.30)	3
Netback prior to realized derivatives	28.60	1.15	26.54	57.38	(54)
Realized gain (loss) on derivatives	11.29	0.33	10.41	(4.51)	(331)
Netback	39.89	1.48	36.95	52.87	(30)
The Company's netback for the three and nine months ended September 30, 2015 decreased 33 percent to $34.50 per boe and 30 percent to $36.95 per boe, respectively, from $51.25 per boe and $52.87 per boe, respectively, in the same periods of 2014. The decreases in the Company's netback are primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential and the increase in transportation expenses, partially offset by the realized gain on derivatives and the decrease in royalties.
General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
General and administrative costs	36,347	27,274	33	103,583	85,989	20
Capitalized	(7,787)	(5,520)	41	(21,858)	(16,915)	29
Total general and administrative expenses	28,560	21,754	31	81,725	69,074	18
Transaction costs	(1,534)	(3,082)	(50)	(11,232)	(13,052)	(14)
General and administrative expenses	27,026	18,672	45	70,493	56,022	26
Per boe	1.70	1.44	18	1.62	1.50	8
General and administrative expenses per boe increased 18 percent and 8 percent in the three and nine months ended September 30, 2015, respectively, compared to the same periods in 2014. The increase in the three months ended September 30, 2015 is primarily due to an increase in rent costs associated with the building lease for Crescent Point's new corporate office. The increase in the nine months ended September 30, 2015 is primarily due to an increase in rent costs associated with the building lease for Crescent Point's new corporate office, partially offset by a decrease in information technology costs.
General and administrative expenses increased 45 percent and 26 percent in the three and nine months ended September 30, 2015, respectively, compared to the same periods in 2014. The increases are primarily due to the growth of the Company, including the continued expansion of operations in the United States.
Transactions costs incurred in the three and nine months ended September 30, 2015 relate primarily to the acquisitions of Legacy, Coral Hill and minor property acquisitions.

CRESCENT POINT ENERGY CORP.	8

Interest Expense

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Interest expense	38,060	28,112	35	105,010	75,569	39
Per boe	2.40	2.16	11	2.41	2.03	19
In the three and nine months ended September 30, 2015, interest expense per boe increased 11 percent and 19 percent, respectively, and interest expense increased 35 percent and 39 percent, respectively, compared to the same periods in 2014, reflecting the Company's higher average debt balance, partially offset by a slightly lower effective interest rate. The higher average debt balance is the result of the decrease in commodity prices and fluctuations in working capital, including the impact of acquisitions completed in the second and third quarters of 2015.
Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short-term bankers' acceptances, short-term US dollar LIBOR loans and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.
Foreign Exchange Loss

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Realized gain (loss)
CCIRS - interest payment	1,656	(95)	(1,843)	4,066	(1,281)	(417)
CCIRS - principal repayment	-	-	-	8,618	-	-
Settlement of US dollar senior guaranteed notes	-	-	-	(8,618)	-	-
Other	(103)	(393)	(74)	361	(700)	(152)
Unrealized gain (loss)
Translation of US dollar long-term debt	(170,014)	(69,417)	145	(269,713)	(71,411)	278
Other	(910)	35	(2,700)	(2,036)	(194)	949
Foreign exchange loss	(169,371)	(69,870)	142	(267,322)	(73,586)	263
The Company has US dollar LIBOR loans and senior guaranteed notes with aggregate principals of US$800.0 million and US$1.51 billion, respectively. The Company records unrealized foreign exchange gains or losses on the revaluation of the US dollar long-term debt and related accrued interest. During the three and nine month periods ending September 30, 2015, the Company recorded unrealized foreign exchange losses of $170.0 million and $269.7 million, respectively, on translation of US dollar long-term debt and accrued interest compared to $69.4 million and $71.4 million, respectively, in the same periods of 2014. The unrealized foreign exchange losses from the translation of US dollar long-term debt and accrued interest in the three and nine months ended September 30, 2015 are attributable to a weaker Canadian dollar at September 30, 2015 as compared to June 30, 2015 and as compared to December 31, 2014.
During the three and nine months ended September 30, 2015, the Company realized foreign exchange gains of $1.7 million and $4.1 million, respectively, on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to realized foreign exchange losses of $0.1 million and $1.3 million, respectively, in the same periods in 2014. The realized foreign exchange gains for the three and nine months ended September 30, 2015 are primarily due to the weaker Canadian dollar in the three and nine months ended September 30, 2015 compared to the same periods in 2014.
Share-based Compensation Expense

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Share-based compensation costs	14,880	7,474	99	60,829	75,397	(19)
Capitalized	(3,303)	(1,114)	196	(13,723)	(15,436)	(11)
Share-based compensation expense	11,577	6,360	82	47,106	59,961	(21)
Per boe	0.73	0.49	49	1.08	1.61	(33)
During the three and nine months ended September 30, 2015, the Company recorded share-based compensation costs of $14.9 million and $60.8 million, respectively. The increase of 99 percent in the three months ended September 30, 2015 is primarily due to a recovery of $6.4 million recorded in the third quarter of 2014 related to the decrease in expense associated with incentive related award estimates. The decrease of 19 percent in the nine months ended September 30, 2015 is primarily due to the decrease in expenses associated with incentive related awards, partially offset by the increase in expenses associated with base compensation restricted shares.

CRESCENT POINT ENERGY CORP.	9

During the three and nine months ended September 30, 2015, the Company capitalized share-based compensation costs of $3.3 million and $13.7 million, respectively. The increase of 196 percent for the third quarter of 2015 is primarily the result of an increase in expenses associated with incentive related awards. The decrease of 11 percent for the nine months ended September 30, 2015 is primarily the result of the decrease in expenses associated with incentive related awards, partially offset by the increase in expenses associated with base compensation restricted shares.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at September 30, 2015, the Company is authorized to issue up to 9,711,852 common shares (September 30, 2014 - 12,058,172 common shares). The Company had 4,032,058 restricted shares outstanding at September 30, 2015 (September 30, 2014 - 3,627,528 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 128,046 DSUs outstanding at September 30, 2015 (September 30, 2014 - 83,614 DSUs outstanding).
Depletion, Depreciation, Amortization and Impairment

	Three months ended September 30			Nine months ended September 30
($000s, except per boe amounts)	2015	2014	% Change	2015	2014	% Change
Depletion and depreciation	426,172	367,278	16	1,156,088	1,015,587	14
Amortization of E&E undeveloped land	54,122	71,445	(24)	148,876	207,076	(28)
Depletion, depreciation and amortization	480,294	438,723	9	1,304,964	1,222,663	7
Impairment	555,681	-	-	555,681	-	-
Depletion, depreciation, amortization and impairment	1,035,975	438,723	136	1,860,645	1,222,663	52
Per boe, before impairment	30.25	33.78	(10)	29.98	32.83	(9)
Per boe	65.25	33.78	93	42.75	32.83	30
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment decreased 10 percent to $30.25 per boe for the three months ended September 30, 2015 from $33.78 per boe in the same period in 2014. In the nine months ended September 30, 2015, the DD&A rate before impairment decreased 9 percent to $29.98 per boe from $32.83 per boe for the same 2014 period. These decreases are primarily a result of the Company's successful execution of the drilling and completion program and a reduction to the amortization of E&E undeveloped land.
At September 30, 2015, the Company determined that the carrying amount of the Southwest Saskatchewan and Northern Alberta CGUs exceeded their fair value less costs of disposal of $2.9 billion and $101.2 million, respectively. The full amount of the impairment was attributed to PP&E and, as a result, impairment losses of $246.7 million and $6.0 million were recorded as a component of depletion, depreciation, amortization and impairment expense for the Southwest Saskatchewan and Northern Alberta CGUs, respectively. The Southwest Saskatchewan CGU is comprised primarily of properties impacted by medium and heavy oil differentials, as its production is typically sold at a premium to WCS prices. The Northern Alberta CGU is comprised primarily of properties in the early stages of development. The operating results of both properties are included in the Canadian operating segment. The impairment was largely a result of the decrease in forecast benchmark commodity prices at September 30, 2015 compared to December 31, 2014, partially offset by the positive impact of capital and operating cost reductions and improved capital efficiencies.
The Company also determined that the carrying amounts of the Northern USA and Southern USA CGUs exceeded their fair value less costs of disposal of $568.7 million and $996.1 million, respectively. The full amounts of the impairment were attributed to PP&E and, as a result, impairment losses of $28.6 million and $274.4 million were recorded as a component of depletion, depreciation, amortization and impairment expense for the Northern USA and Southern USA CGUs, respectively. The Northern USA and Southern USA CGUs are comprised primarily of properties in the early stages of development for which the operating results are included in the U.S. operating segment. The impairment was largely a result of the decrease in forecast benchmark commodity prices at September 30, 2015 compared to December 31, 2014, partially offset by the positive impact of capital and operating cost reductions and improved capital efficiencies.
Any PP&E impairment recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of PP&E has increased in value since the impairment expense was recorded.

CRESCENT POINT ENERGY CORP.	10

Other Income (Loss)
The Company recorded other losses of $6.5 million and other income of $11.0 million in the three and nine months ended September 30, 2015, respectively, compared to other losses of $12.6 million and $3.7 million, respectively, in the same periods in 2014. The other losses in the three months ended September 30, 2015 is comprised primarily of net unrealized losses on long-term investments, partially offset by gains on capital acquisitions. The other income in the nine months ended September 30, 2015 is comprised primarily of gains on capital acquisitions, partially offset by net unrealized losses on long-term investments. The other losses in the three and nine months ended September 30, 2014 were comprised of net unrealized losses on long-term investments.
Taxes

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Current tax expense	14	-	-	236	5	4,620
Deferred tax expense (recovery)	(104,930)	85,339	(223)	(142,471)	104,776	(236)
Current Tax Expense
In the three and nine months ended September 30, 2015, the Company recorded current tax expense of less than $0.1 million and $0.2 million, respectively, compared to nil and less than $0.1 million, respectively, for the same periods in 2014. The current tax expense in the nine months ended September 30, 2015 relates primarily to the impact of the increase in the Alberta corporate income tax rate on the Company's investment tax credits. Based on current forecast commodity prices the Company does not expect to pay any significant cash taxes until after 2020.
Deferred Tax Expense (Recovery)
In the three and nine months ended September 30, 2015, the Company recorded deferred tax recoveries of $104.9 million and $142.5 million, respectively, compared to deferred tax expenses of $85.3 million and $104.8 million, respectively, in the same periods in 2014. The deferred tax recovery in the third quarter of 2015 relates primarily to impairments to PP&E of $555.7 million, partially offset by the $252.6 million unrealized derivative gain on oil and gas derivatives. The deferred tax recovery in the nine months ended September 30, 2015 relates primarily to the impairments to PP&E of $555.7 million, partially offset by the impact of the two percent increase in the Alberta corporate income tax rate. The deferred tax expense recorded in the third quarter of 2014 is primarily due to the $191.8 million unrealized derivative gain related to oil and gas derivatives. The deferred tax expense recorded in the nine months ended September 30, 2014 relates primarily to an increased utilization of tax pools as a result of the successful growth of the Company.
Funds Flow, Cash Flow, Adjusted Net Earnings from Operations and Net Income (Loss)

	Three months ended September 30			Nine months ended September 30
($000s, except per share amounts)	2015	2014	% Change	2015	2014	% Change
Funds flow from operations	483,606	618,393	(22)	1,441,370	1,835,177	(21)
Funds flow from operations per share - diluted	0.96	1.45	(34)	3.06	4.45	(31)

Cash flow from operating activities	547,186	583,084	(6)	1,437,531	1,803,705	(20)
Cash flow from operating activities per share - diluted	1.09	1.37	(20)	3.05	4.37	(30)

Adjusted net earnings from operations	15,295	178,433	(91)	83,944	559,087	(85)
Adjusted net earnings from operations per share - diluted	0.03	0.42	(93)	0.18	1.36	(87)

Net income (loss)	(201,365)	258,059	(178)	(487,877)	387,535	(226)
Net income (loss) per share - diluted	(0.40)	0.60	(167)	(1.04)	0.94	(211)
Funds flow from operations decreased to $483.6 million in the third quarter of 2015 from $618.4 million in the same period in 2014 and decreased to $0.96 per share - diluted from $1.45 per share - diluted. Funds flow from operations decreased to $1.4 billion in the nine months ended September 30, 2015 from $1.8 billion in the same period in 2014 and decreased to $3.06 per share - diluted from $4.45 per share - diluted. The decreases in funds flow from operations are primarily the result of the decreases in the netback, partially offset by the increases in production volumes. The netbacks decreased due to the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential and the increase in transportation expenses, partially offset by the realized gain on derivatives and the decrease in royalties. Production volumes increased due to acquisitions completed in the second and third quarters of 2015 and the Company's successful drilling and fracture stimulation programs. Funds flow from operations per share - diluted decreased in the three and nine months ended September 30, 2015 primarily due to the reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.

CRESCENT POINT ENERGY CORP.	11

Cash flow from operating activities decreased 6 percent to $547.2 million in the third quarter of 2015 compared to $583.1 million in the same period in 2014, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 20 percent to $1.09 per share - diluted in the third quarter of 2015, primarily due to the reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP. In the nine months ended September 30, 2015, cash flow from operating activities decreased 20 percent to $1.4 billion compared to $1.8 billion in the same period in 2014, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 30 percent to $3.05 per share - diluted in the nine months ended September 30, 2015, primarily due to the reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.
The Company reported adjusted net earnings from operations of $15.3 million in the third quarter of 2015 compared to $178.4 million in the same period in 2014, primarily as a result of the decrease in funds flow from operations and increases in depletion expense, foreign exchange losses and share-based compensation, partially offset by fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted decreased 93 percent to $0.03 per share - diluted in the third quarter of 2015 primarily due to the same reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.
Adjusted net earnings from operations for the nine month period ended September 30, 2015 was $83.9 million compared to $559.1 million in the same period in 2014, primarily as a result of the decrease in funds flow from operations and increases in depletion expense and foreign exchange losses, partially offset by fluctuations in deferred taxes and a decrease in share-based compensation. Adjusted net earnings from operations per share - diluted decreased 87 percent to $0.18 per share - diluted in the nine months ended September 30, 2015, primarily due to the same reasons discussed above and the impact of shares issued through the September 2014 and June 2015 equity offerings and the Company's DRIP and SDP.
The Company reported a net loss of $201.4 million in the third quarter of 2015 compared to net income of $258.1 million in the same period in 2014, primarily as a result of increases in depletion, depreciation, amortization and impairment expense, unrealized foreign exchange losses and share-based compensation and a decrease in funds flow from operations, partially offset by the increase in unrealized derivative gains and fluctuations in deferred taxes. In the nine month period ended September 30, 2015, the Company reported a net loss of $487.9 million compared to net income of $387.5 million in the same period of 2014. The decrease is primarily due to the increases in depletion, depreciation, amortization and impairment expense and foreign exchange losses and a decrease in funds flow from operations, partially offset by the increase in unrealized derivative gains, other income, the decrease in share-based compensation and fluctuations in deferred taxes.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IAS 39, Financial Instruments: Recognition and Measurement, and, accordingly, has recorded its derivatives at fair value.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.

CRESCENT POINT ENERGY CORP.	12

Dividends
The following table provides a reconciliation of dividends:

	Three months ended September 30			Nine months ended September 30
($000s, except per share amounts)	2015	2014	% Change	2015	2014	% Change
Adjusted dividends	217,798	299,763	(27)	855,550	864,167	(1)
Fair value of discount on market value of shares issued pursuant to DRIP and SDP	1,857	-	-	12,018	-	-
Dividends declared to shareholders	219,655	299,763	(27)	867,568	864,167	-

Accumulated dividends, beginning of period	6,578,063	5,319,926	24	5,930,150	4,755,522	25
Dividends declared to shareholders	219,655	299,763	(27)	867,568	864,167	-
Accumulated dividends, end of period	6,797,718	5,619,689	21	6,797,718	5,619,689	21

Accumulated dividends per share, beginning of period	30.21	27.45	10	28.83	26.07	11
Dividends to shareholders per share	0.43	0.69	(38)	1.81	2.07	(13)
Accumulated dividends per share, end of period	30.64	28.14	9	30.64	28.14	9
Dividends decreased 27 percent and remained consistent in the three and nine month periods ended September 30, 2015, respectively, compared to the same periods in 2014. The decrease in the three month period ended September 30, 2015 relates to the decrease in dividends to shareholders from $0.69 per share in the third quarter of 2014 to $0.43 per share in the third quarter of 2015. This was partially offset by the increase in the number of shares outstanding primarily due to the bought deal financings which closed in September 2014 and June 2015, the issuance of shares on the Legacy and Coral Hill acquisitions and issuances to shareholders pursuant to the DRIP and SDP in lieu of cash dividends. In the nine month period ended September 30, 2015, the decrease in dividends to shareholders from $2.07 per share in 2014 to $1.81 per share in 2015 was offset by the increase in the number of shares outstanding primarily due to the bought deal financings which closed in September 2014 and June 2015, the issuance of shares on the Legacy and Coral Hill acquisitions and issuances to shareholders pursuant to the DRIP and SDP in lieu of cash dividends. On August 12, 2015, Crescent Point announced a reduction in the monthly dividend declared to shareholders from $0.23 per share to $0.10 per share and the suspension of the DRIP and SDP.
Crescent Point believes it is well positioned to pay monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point's risk management strategy mitigates exposure to commodity price volatility and helps to provide a measure of sustainability to dividends through periods of fluctuating market prices.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2015, the investments are recorded at a fair value of $20.7 million which is $10.2 million more than the original cost of the investments.
Private Companies
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2015, the investment is recorded at a fair value of $14.8 million which is $10.3 million less than the original cost of the investment.
Other Long-Term Assets
At September 30, 2015, other long-term assets consist of $47.8 million related to the reclamation fund and $11.6 million of investment tax credits.
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. During the three months ended September 30, 2015, the Company contributed $0.60 per produced boe to the fund, of which $0.40 per boe was for future decommissioning costs and $0.20 per boe was directed to environmental initiatives.
The reclamation fund increased by $4.6 million during the third quarter of 2015 due to contributions of $9.5 million, partially offset by expenditures of $4.9 million. The expenditures included $3.6 million related primarily to decommissioning work completed in southeast Saskatchewan and Alberta and $1.3 million related to environmental initiatives completed primarily in Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial targets. Since inception, $164.9 million has been contributed to the reclamation fund and $118.4 million has been spent.
Related Party Transactions
All related party transactions are recorded at the exchange amount.

CRESCENT POINT ENERGY CORP.	13

During the three and nine months ended September 30, 2015, Crescent Point recorded $2.5 million and $6.5 million, respectively, (September 30, 2014 - $1.5 million and $1.6 million, respectively) of expenditures in the normal course of business to an oilfield services company of which an officer is a director of the Company.
Crescent Point also recorded $0.3 million and $1.0 million during the three and nine months ended September 30, 2015, respectively, (September 30, 2014 - less than $0.1 million and $0.1 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.
Capital Expenditures

	Three months ended September 30			Nine months ended September 30
($000s)	2015	2014	% Change	2015	2014	% Change
Capital acquisitions (net) (1)	246,081	576,343	(57)	1,739,552	2,176,116	(20)
Development capital expenditures	320,948	555,390	(42)	1,206,992	1,397,354	(14)
Capitalized administration (2)	7,787	5,520	41	21,858	16,915	29
Office equipment (3)	1,889	14,951	(87)	11,034	35,364	(69)
Total	576,705	1,152,204	(50)	2,979,436	3,625,749	(18)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Corporate Acquisitions
Legacy Oil + Gas Inc.
On June 30, 2015, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of Legacy, a public oil and gas company with properties in southeast Saskatchewan, Manitoba, Alberta and North Dakota ($1.35 billion was allocated to PP&E and $95.4 million was allocated to E&E assets, including $76.0 million related to decommissioning liability).
Coral Hill Energy Ltd.
On August 14, 2015, Crescent Point completed the acquisition, by way of plan of arrangement, of all remaining issued and outstanding common shares of Coral Hill, a private oil and gas company with properties in Alberta ($118.7 million was allocated to PP&E and $54.1 million was allocated to E&E assets, including $4.4 million related to decommissioning liability).
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2015 ($12.4 million was allocated to PP&E and $12.7 million was allocated to E&E assets, including $0.2 million related to decommissioning liability and $6.3 million related to gain on capital acquisitions). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the third quarter of 2015 were $320.9 million compared to $555.4 million in the third quarter of 2014. In the third quarter of 2015, 174 (153.2 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended September 30, 2015 included $33.2 million on facilities, land and seismic.
The Company's development capital expenditures in the nine months ended September 30, 2015 were $1.2 billion compared to $1.4 billion in the same period in 2014. In the nine months ended September 30, 2015, 602 (512.3 net) wells were drilled with a success rate of 100 percent. The development capital for the nine months ended September 30, 2015 included $152.4 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2015 is $1.45 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.
Goodwill
The Company's goodwill balance as at September 30, 2015 was $251.9 million which is unchanged from December 31, 2014. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Decommissioning Liability
The decommissioning liability increased by $28.4 million during the third quarter of 2015 from $1.2 billion at June 30, 2015 to $1.3 billion at September 30, 2015. The increase relates to $14.6 million in respect of drilling, $6.9 million of accretion expense, $6.0 million due to the revaluation of acquired liabilities and $4.4 million as a result of net capital acquisitions, partially offset by $3.5 million for liabilities settled.

CRESCENT POINT ENERGY CORP.	14

Other Long-Term Liabilities
At September 30, 2015, other long-term liabilities consist of $48.1 million related to a lease inducement, $6.8 million related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions and $2.0 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.
Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	September 30, 2015	December 31, 2014
Net debt	4,197,988	3,191,109
Shares outstanding (1)	504,605,543	446,510,210
Market price at end of period (per share)	15.27	26.91
Market capitalization	7,705,327	12,015,590
Total capitalization	11,903,315	15,206,699
Net debt as a percentage of total capitalization	35	21
Annual funds flow from operations (2)	2,014,238	2,408,045
Net debt to funds flow from operations (3)	2.1	1.3

(1)	The shares outstanding balance at December 31, 2014 excludes 1,181,265 common shares issued on January 15, 2015 pursuant to the DRIP and SDP.

(2)	Annual funds flow from operations is the sum of funds flow from operations for the trailing four quarters.

(3)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

At September 30, 2015, Crescent Point was capitalized with 65 percent equity compared to 79 percent at December 31, 2014. The Company's net debt to funds flow from operations ratio at September 30, 2015 was 2.1 times, compared to 1.3 times at December 31, 2014. This increase is largely due to the increase in average debt as a result of the Company's development capital expenditures and the increase in net debt from the acquisitions of Legacy and Coral Hill, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisition. Crescent Point's objective is to manage net debt to funds flow from operations to be well positioned to pay monthly dividends and to continue to exploit and develop its resources plays.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of hedged US dollar long-term debt.
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank totaling $3.6 billion. The syndicated unsecured credit facility includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. As at September 30, 2015, the Company had approximately $2.2 billion drawn on bank credit facilities, including $13.7 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.4 billion.
Concurrent with the drawdown of US$560.0 million in LIBOR loans under the bank credit facilities and the issuance of US$1.48 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $741.0 million and $1.56 billion, respectively. The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.51 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

CRESCENT POINT ENERGY CORP.	15

The Company is in compliance with all debt covenants at September 30, 2015 and the following table lists the financial covenants as at September 30, 2015:

Covenant Description	Maximum Ratio	September 30, 2015
Senior debt to EBITDA (1) (2) (5)	3.5	2.1
Total debt to EBITDA (1) (3) (5)	4.0	2.1
Senior debt to capital (4)	0.55	0.31

(1)
EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.

(5)	Senior debt to EBITDA and Total debt to EBITDA for the Company's senior guaranteed note covenants at September 30, 2015 was 2.0, adjusted for material acquisitions.
The Company's DRIP and SDP raised $261.7 million during the nine months ended September 30, 2015 (year ended December 31, 2014 - $339.9 million). Crescent Point suspended participation in the DRIP and SDP effective August 12, 2015.
Crescent Point's development capital budget for 2015 is $1.45 billion, with average 2015 production forecast at 163,500 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2015 and beyond.
Shareholders' Equity
At September 30, 2015, Crescent Point had 504.6 million common shares issued and outstanding compared to 446.5 million common shares at December 31, 2014. The increase of 58.1 million shares relates primarily to the June 2015 bought deal financing, the acquisitions of Legacy in June 2015 and Coral Hill in August 2015 and shares issued pursuant to the DRIP and SDP:

•	In June 2015, Crescent Point and a syndicate of underwriters closed a bought deal financing of 23.2 million shares at $28.50 per share for gross proceeds of $660.1 million;

•	Crescent Point issued 18.2 million shares to Legacy shareholders at a price of $25.65 per share on closing of the acquisition on June 30, 2015;

•	Crescent Point issued 4.3 million shares to Coral Hill shareholders at a price of $17.09 per share on closing of the acquisition on August 14, 2015;

•	Crescent Point issued less than 0.1 million shares on closing of minor acquisitions during the nine months ended September 30, 2015; and

•
Crescent Point issued 10.3 million shares pursuant to the DRIP and SDP programs during the nine months ended September 30, 2015 for proceeds of $261.7 million and issued 2.1 million shares pursuant to the Restricted Share Bonus Plan.

Crescent Point's total capitalization decreased to $11.9 billion at September 30, 2015 compared to $15.2 billion at December 31, 2014, with the market value of the shares at September 30, 2015 representing 65 percent of the total capitalization.
As of the date of this report, the Company had 504,935,930 common shares outstanding.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the nine months ended September 30, 2015. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2014.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	16

Summary of Quarterly Results

	2015			2014				2013
($000s, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales	730,287	776,158	613,633	930,274	1,103,029	1,147,880	1,028,929	908,637

Average daily production
Crude oil and NGLs (bbls/d)	155,037	137,742	140,043	140,767	128,495	125,344	118,987	115,971
Natural gas (mcf/d)	105,249	83,366	82,867	78,332	76,126	72,143	69,558	70,017
Total (boe/d)	172,579	151,636	153,854	153,822	141,183	137,368	130,580	127,641

Net income (loss)	(201,365)	(240,448)	(46,064)	121,359	258,059	98,586	30,890	(13,723)
Net income (loss) per share	(0.40)	(0.53)	(0.10)	0.27	0.61	0.24	0.08	(0.03)
Net income (loss) per share – diluted	(0.40)	(0.53)	(0.10)	0.27	0.60	0.24	0.08	(0.03)

Adjusted net earnings from operations	15,295	40,378	28,271	(12,424)	178,433	174,580	206,074	150,912
Adjusted net earnings from operations per share	0.03	0.09	0.06	(0.03)	0.42	0.43	0.52	0.38
Adjusted net earnings from operations per share – diluted	0.03	0.09	0.06	(0.03)	0.42	0.43	0.52	0.38

Cash flow from operating activities	547,186	491,636	398,709	651,851	583,084	646,485	574,136	508,090
Cash flow from operating activities per share	1.09	1.08	0.89	1.46	1.37	1.59	1.45	1.29
Cash flow from operating activities per share – diluted	1.09	1.07	0.89	1.46	1.37	1.58	1.44	1.29

Funds flow from operations	483,606	524,260	433,504	572,868	618,393	636,688	580,096	533,310
Funds flow from operations per share	0.96	1.15	0.97	1.29	1.46	1.56	1.46	1.35
Funds flow from operations per share – diluted	0.96	1.14	0.96	1.28	1.45	1.55	1.45	1.35

Working capital (deficit) (1)	(231,216)	(276,567)	(251,691)	(433,081)	(326,289)	(219,932)	(391,893)	(406,134)
Total assets	18,117,727	17,972,700	16,910,980	16,467,085	15,887,022	14,901,997	13,165,018	12,736,793
Total liabilities	7,533,940	7,270,182	6,838,750	6,306,196	5,702,181	5,697,718	4,743,291	4,236,720
Net debt	4,197,988	3,976,906	3,535,803	3,191,109	2,774,591	2,836,829	2,309,906	2,077,078
Total long-term derivative liabilities	334	22,133	572	215	73,590	137,083	95,632	25,846

Weighted average shares – diluted (thousands)	501,963	459,366	450,420	446,755	427,075	410,051	399,007	395,277

Capital expenditures (2)	576,705	1,816,556	586,175	735,909	1,152,204	1,859,697	613,848	510,889

Adjusted dividends	217,798	325,132	312,620	310,461	299,763	286,128	278,276	274,797
Dividends declared per share	0.43	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and the non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to increases in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has generally increased due to a successful drilling program and several business combinations.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, and impairments to property, plant and equipment recorded in the third quarter of 2015 and the fourth quarters of 2013 and 2014, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to pay monthly dividends.

CRESCENT POINT ENERGY CORP.	17

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in Crescent Point's internal controls over financial reporting during the third quarter of 2015.
Outlook
Crescent Point's guidance for 2015 is as follows:

Production
Oil and NGL (bbls/d)	148,500
Natural gas (mcf/d)	90,000
Total (boe/d)	163,500
Capital expenditures (1)
Drilling and completions ($000s)	1,237,000
Facilities, land and seismic ($000s)	213,000
Total ($000s)	1,450,000

(1)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2014 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	18

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Marketing and Prices", “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●	Crescent Point’s 2015 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	●	Anticipated future operating, abandonment and decommissioning costs;

●	Being well positioned to pay monthly dividends;	●	Estimated future and expected tax horizon; and
●	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;	●	Expected ongoing cost reductions.

●	Meeting planned capital and development targets and continue to generate strong operating and financial results;

All of the material assumptions underlying these statements are noted in the "Marketing and Prices", “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.
The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	●	Future development, exploration and other expenditures;
●	The amount and timing of future decommissioning liabilities;	●	Future costs, expenses and royalty rates;
●	Future liquidity and financial capacity;	●	Future tax rates; and
●	Future interest rates and exchange rates;	●	The Company's tax pools.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	19

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	20

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1) (2) (4)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	21